SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month April, 2015

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Cidade de Deus, Osasco, SP, March 31, 2015.

To

CVM - Comissão de Valores Mobiliários

(Brazilian Securities and Exchange Commission)

Rio de Janeiro - RJ

Dear sirs,

Ref.: Request of clarification on news

In attention to the Official Letter #95/2015/CVM/SEP/GEA-1, of  March 30, 2015, in which you refer to the  article published  on March 28, 2015, in the newspaper O ESTADO DE SÃO PAULO, under the heading “Banks and large companies are target of investigation in ‘court’ of the Brazilian Federal Revenue”, which mentions that processes involving debts of Bradesco and Bradesco Seguros  in the amount of R$2.7 billion are under suspicion, Bradesco informs that it does not know details concerning the investigative process related to the subject.

The Bank also clarifies that it adopts strict internal controls to ensure the compliance of its Anticorruption Corporate Policy and of its Code of Ethical Conduct, besides complying with the rules issued by Regulatory Bodies.

Sincerily,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   April 10, 2015

By:

Name: Luiz Carlos Angelotti

Title:    Executive Managing Officer and Investor Relations Officer